Exhibit 99.1

UNAUDITED INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(Amounts in thousands of euros)

	6/30/2016	12/31/2015
ASSETS
Non-Current assets
Intangible assets	228	94
Property, plant, and equipment	10,305	5,581
Other non-current financial assets	2,732	2,711

Total non-current assets	13,265	8,387

Current assets
Customer accounts receivable and related receivables	10,017	—
Other current assets	16,020	11,512
Cash and cash equivalents	288,761	323,381

Total Current Assets	314,798	334,893

TOTAL ASSETS	328,062	343,280

	6/30/2016	12/31/2015
LIABILITIES
Shareholders’ equity
Share Capital	2,457	2,421
Premiums related to the Share Capital	404,873	403,910
Reserves	(67,398)	(39,580)
Net Profit (loss)	(49,443)	(44,674)

Total Shareholders’ equity	290,488	322,076

Non-Current Liabilities
Long-term financial debt	4,373	4,693
Non-current provisions	708	490
Other non-current liabilities	7,969	—

Total non-current Liabilities	13,050	5,183

Current Liabilities
Short-term financial debt	448	149
Supplier Accounts Payable and Related Payables	12,514	10,034
Other current liabilities	11,562	5,838
Total Current Liabilities	24,524	16,021

	328,062	343,280